UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On December 16, 2025, Innoviz Technologies Ltd. (the “Company”) held an annual general meeting of shareholders (the “Meeting”) at the Company’s offices, located at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain 4809202, Israel. At the Meeting, the Company’s shareholders approved the following resolutions:

1.
Re-election of each of Dan Falk and Ronit Maor as Class II directors of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until their respective successors are duly elected and qualified;

2.	Readoption of the Company’s Compensation Policy for Executive Officers and Directors;
3.	Approval of certain compensation for the Company’s Chief Executive Officer; and
4.
Approval and ratification of the re-appointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

Only shareholders of record as of the close of business on November 3, 2025, were entitled to vote at the Meeting. All resolutions were approved by the requisite majority under Israel’s Companies Law, 5759-1999 and the Company’s Articles of Association.

This report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-267646 and 333-289554) and Form S-8 (File Nos. 333-255511, 333-265169, 333-270416, 333-277852 and 333-285758), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: December 17, 2025